

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

August 31, 2015

<u>Via E-Mail</u>
David Estus
President and Chief Executive Officer
CubeScape, Inc.
1854 Oxford Avenue
Cardiff-by-the-Sea, CA 92007

>   **Re: CubeScape, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed August 4, 2015**
>   **File No. 333-206068**

Dear Mr. Estus:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("the Act"), please revise your prospectus to provide the following additional disclosures:

    - Describe how and when a company may lose emerging growth company status;
    - A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
    - Your election under Section 107(b) of the Act:
        - If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

    o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

2. Please revise the disclosure throughout your filing to state that you are currently a shell company, as it appears from your disclosure that you have both nominal operations and nominal assets. See Rule 405 of Regulation C. In addition, revise your related Rule 144 disclosure to reflect that you are a shell company. Note that Rule 144 is not available for the resale of securities initially issued by issuers with no operations and assets consisting of cash and nominal other assets. See Rule 144(i) under the Securities Act.

Use of Proceeds, page 17

3. With respect to the aggregate proceeds of the offering, please revise to disclose the anticipated net proceeds from the offering assuming the sale of 25%, 50%, and 75% of the shares that you are offering and the intended disposition of those funds. Refer to Instruction 1 to Item 504 of Regulation S-K.

Intellectual Property, page 35

4. Please disclose the duration of your trademark. See Item 101(h)(4)(vii) of Regulation S-K.

Financial Statements

Note 2 – Going Concern, page F-9

5. Please revise your disclosure here and on page F-18 to provide robust disclosures regarding the substantial doubt about your ability to continue as a going concern. Specifically, please revise your disclosure to include:
- The possible effects of such conditions and events;
- Your evaluation of the significance of the conditions and events and the mitigating factors;
- Whether there is any possibility that you would discontinue operations; and
- Detailed description of your plans for dealing with the adverse effects of the conditions and events.

Note 3 – Intangible Assets and Asset Purchase, page F-19

6. You present a line item in the table on page F-19 that refers to net property and
    equipment. It appears that this amount actually relates to intangible assets. Please revise
    as necessary.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement, please provide a written statement from the company
acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the
   filing effective, it does not foreclose the Commission from taking any action with respect
   to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in
   declaring the filing effective, does not relieve the company from its full responsibility for
   the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a
   defense in any proceeding initiated by the Commission or any person under the federal
   securities laws of the United States.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

    You may contact Jeff Gordon, Staff Accountant at (202) 551-3866 or, in his absence,
John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding

comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and Construction

Cc: Via E-Mail
       Blair Krueger, Esq.